UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ARCUTIS BIOTHERAPEUTICS, INC.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

03969K108

(CUSIP Number)

Bain Capital Life Sciences Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Bain Capital Life Sciences Fund, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 2,721,436 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 2,721,436 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 2,721,436 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 4.5%
14	Type of reporting person PN

1	Names of reporting persons BCIP Life Sciences Associates, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 278,564 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 278,564 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 278,564 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0.5%
14	Type of reporting person PN

This Amendment No. 3 to Schedule 13D relates to the Common Stock of Arcutis Biotherapeutics, Inc. (the “Issuer”) and amends the initial statement on Schedule 13D filed by the Reporting Persons on February 7, 2020, as amended by Amendment No. 1 filed on February 8, 2021 and Amendment No. 2 filed on May 27, 2022 (the “Initial Statement” and, as further amended by this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

On August 5, 2022, the Issuer completed a public offering of 8,625,000 shares of Common Stock (the “August 2022 Offering”), increasing the Issuer’s total number of outstanding shares of Common Stock to 60,187,525. As a result of the August 2022 Offering, the percentage of outstanding shares of Common Stock that the Reporting Persons may be deemed to beneficially own was reduced to 4.9%. The Reporting Persons did not participate in the August 2022 Offering.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) - (c) As of the date hereof, BCLS holds 2,721,436 shares of Common Stock, representing approximately 4.5% of the outstanding shares of Common Stock, and BCIPLS holds 278,564 shares of Common Stock, representing approximately 0.5% of the outstanding shares of Common Stock. As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 3,000,000 shares of Common Stock, representing approximately 4.9% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on (a) 51,562,525 shares of Common Stock outstanding as of July 29, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 and (b) the issuance of 8,625,000 shares of Common Stock in the August 2022 Offering, as reported by the Issuer in its Current Report on Form 8-K dated August 5, 2022.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e) Following the closing of the August 2022 Offering on August 5, 2022, the Reporting Persons ceased to beneficially own 5% or more of the Issuer’s outstanding shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2022	Bain Capital Life Sciences Fund, L.P.

	By:	Bain Capital Life Sciences Partners, LP
its general partner

	By:	Bain Capital Life Sciences Investors, LLC
its general partner

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Managing Director

BCIP Life Sciences Associates, LP

	By:	Boylston Coinvestors, LLC,
its general partner

	By:	/s/ Ricky Sun
Name: Ricky Sun
Title: Authorized Signatory